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RICHARD HOROWITZ

richard.horowitz@dechert.com +1 212 698 3525 Direct

+1 212 698 0452 Fax

July 14, 2021

Mr. Ken Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re: Carlyle Tactical Private Credit Fund (File No. 811-23319)

Dear Mr. Ellington:

We are writing in response to your comments with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of the Annual Report on Form N-CSR for the fiscal year ended December 31, 2020 (the "Annual Report") of Carlyle Tactical Private Credit Fund (the "Fund"). Unless explicitly provided, we understand that your comments are intended to apply to disclosure in the Fund's future filings. The Fund has considered your comments and have authorized us, on its behalf, to make the responses discussed below.

On behalf of the Fund, set forth below are the SEC staff's comments along with our responses to, or any supplemental explanations of, such comments, as requested. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report.

1.Comment: The Consolidated Statement of Investments includes a footnote that identifies restricted securities. For future filings, please ensure that all required disclosure relating to restricted securities are appropriately disclosed in accordance with Rule 12-12 of Regulation S-X.

Response: In future filings, the Fund will include all required disclosure relating to restricted securities in accordance with Rule 12-12 of Regulation S-X.

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2.Comment: In future filings, please include a commitments and contingent liability line in the Consolidated Statement of Assets and Liabilities that discusses unfunded commitments with a reference to a financial note that discusses unfunded commitments in accordance with Article 6-04(15) of Regulation S-X.

Response: The Fund will include the requested disclosure in future filings.

3.Comment: In future filings, please disclose the "Total expenses" and "Expenses after waivers and reimbursements of expenses" line items in the Consolidated Financial Highlights more prominently than the other ratios and supplemental data included in the Consolidated Financial Highlights.

Response: In future filings, the Fund will disclose the "Total expenses" and "Expenses after waivers and reimbursements of expenses" line items in the Consolidated Financial Highlights above all other expense items, and will include the components related to

"Interest and fees from borrowings," "Distribution and shareholder servicing Fees" and "Deal and Incentive Fees" after these two items in order to more prominently disclose the "Total expenses" and "Expenses after waivers and reimbursements of expenses" line items.

4.Comment: The net and gross expense ratios included in the Fund's current prospectus are lower than the expense ratios included in the Annual Report. Please supplementally explain the reasons for the differences.

Response: As required by Form N-2, the expense ratios in the Fund's current prospectuses are based on projections for the current fiscal year, while the Annual Report expense ratios are based on the as-incurred expense for the past fiscal year. Accordingly, we do not believe that a discrepancy between these two sets of numbers is unexpected or inappropriate, especially given that the Fund has been ramping up and raising assets. The Fund continues to believe that the expense ratios disclosed in the Form N-2 are based on reasonable assumptions regarding, among other things, the expected asset raise for the fiscal year ending December 31, 2021.

5.Comment: In future filings, please disclose the percentage of the Fund's assets that are invested in the Fund's wholly owned subsidiary.

July 14, 2021

Response: The Fund will include the requested disclosure in future filings.

6.Comment: Please supplementally disclose the percentage of the Fund's net assets invested in unitranche loans, depending on the response the staff may have additional comments.

Response: Unitranche loans represent approximately 27% of the Fund's net assets as of December 31, 2020.

7.Comment: Please supplementally explain: (i) whether any of the investments identified in the Consolidated Statement of Investments are so called "covenant-lite" loans; and (ii) the extent of the Fund's holdings of covenant-lite loans. If the Fund holds a significant amount of "covenant-lite" loans, please update the Fund's principal risk disclosure.

Response: The Consolidated Schedule of Investments includes assets that would be considered "Covenant Lite." Approximately 33% of the Fund's net assets are considered "Covenant Lite." The Fund respectfully notes that the "Risks Relating to Investment Strategies, Fund Investments and the Fund's Investment Program" section of the Fund's prospectus includes the following disclosure:

In addition, the debt securities in which the Fund will invest may not be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and may not be rated by a credit rating agency...

Unsecured loans will be subject to certain additional risks to the extent that such loans may not be protected and such loans are not secured by collateral, financial covenants or limitations upon additional indebtedness. Unsecured loans are also expected to be a more illiquid investment than senior loans for this reason...

High yield securities (junk bonds) may also not be protected by financial covenants or limitations on additional indebtedness. The market values of

July 14, 2021

certain of these debt securities may reflect individual corporate developments.

The Fund respectfully submits that this disclosure appropriately addresses the risks of investing in "Covenant Lite" loans. Nevertheless, the Fund will consider additional changes in connection with the Fund's annual update to its registration statement.

8.Comment: The Fund's most recently filed Form N-CEN disclosed two changes to the

Fund's valuation methodology. Please explain: (i) why any changes were implemented; and (ii) why the changes were not discussed in the Notes to Consolidated Financial Statements. See ASC 820-10-50-2(bbb)(1).

Response: The first of these changes noted in the Fund's most recently filed Form N- CEN was the change from using the mean between the "bid" and "asked' prices to the "bid" prices for securities valued using a third-party pricing service (such as Markit), upon the transition of the Fund's investment manager from OC Private Capital, LLC to Carlyle Global Credit Investment Management L.L.C. ("Carlyle") to align with internal policies and procedures applied to all Carlyle advisory clients. As the Fund continued to fair value those securities via the same third-party pricing service, the change did not constitute a change in the valuation technique used to value these securities.

The second of these changes relates to a change in the Fund Administrator's service level agreements with OC Private Capital, LLC and Carlyle. The Fund Administrator's agreement with OC Private Capital, LLC had used a 9% tolerance in price movements for further investigation, whereas the Fund Administrator's agreement with Carlyle had agreed a 10% tolerance in prices. We note that no changes to pricing occurred as a result of this change, rather these are tolerance changes, which are used to further identify and investigate price changes by the Fund Administrator. In addition, all prices are reviewed at each valuation point by the investment manager.

9.Comment: The amount of securities identified as Level 2 and Level 3 securities in the Fund's most recently filed Form N-PORT appears to be inconsistent with the amount of securities identified as Level 2 and Level 3 securities in the Annual Report. Please explain the reasons for the apparent differences.

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Response: The amount of level 2 and level 3 securities differs between the N-PORT filing and the Annual Report for three reasons. Unfunded commitments were included in the N-PORT leveling on a gross basis while they were recorded on a net basis in the Annual Report. There were a certain number of positions disclosed as "N/A" within the N-PORT leveling whereas the Annual Report included such positions in their respective leveling buckets. Lastly, there are three positions with a difference in leveling between the N-PORT and the Annual Report. This was a result of incorrect aggregation during the N-PORT filing. The leveling of the securities contained within the Annual Report is a complete and accurate representation of the leveling as of December 31, 2020. The recently filed N-PORT as of March 31, 2021, does not reflect any N/A and identifies those 3 positions in the accurate level.

10.Comment: It appears that the Fund's last Fidelity Bond filing was on May 15, 2019.

Please confirm that the Fund has Fidelity Bond coverage and file the Fidelity Bond as soon as possible.

Response: The Fund confirms that it has Fidelity Bond coverage. The Fund also confirms that it will file its Fidelity Bond on EDGAR.

11.Comment: Queensgate Gem UK Midco Ltd. and ARCO BPS Holdings, Ltd. are identified as paying interest in-kind but the payment-in-kind rate is not disclosed. In future filings, please disclose the payment-in-kind rate separately.

Response: The Fund will include the requested disclosure in future filings.

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Should you have any questions regarding this letter, please contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz______

Richard Horowitz